SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

Information Statement Pursuant to Rules 13d-1 AND 13d-2

Under the Securities Exchange Act of 1934

4FRONT VENTURES CORP.

(Name of Issuer)

CLASS A SUBORDINATE VOTING SHARES

(Title of Class of Securities)

35086B108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35086B108

1.	Names of Reporting Persons Gotham Green Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 15,751,040 Class A Shares (1)
	6.	Shared Voting Power See response to row 5.
7.

Sole Dispositive Power

15,751,040 Class A Shares (1)

Gotham Green Partners, LLC is the SEC registered investment adviser to the Gotham funds. Gotham Green GP 1, LLC is the general partner of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L,P. Gotham Green Credit Partners GP 2, LLC is the general partner of Gotham Green Credit Partners SPV 2, L.P.

	8.	Shared Dispositive Power See response to row 7.
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,751,040 Class A Shares (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9%
12.	Type of Reporting Person (see instructions) PN

(1)	Represents warrants to purchase an aggregate of 196,888 Class B Proportionate Voting shares of the Issuer (the “Class B Shares”), which Class B Shares underlying the warrants are convertible into an aggregate of 15,751,040 Class A Subordinate Voting Shares of the Issuer (the “Class A Shares”). Each Class B Share is convertible into 80 Class A Shares.

Item 1(a).	Name of Issuer: 4Front Ventures Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
5060 North 40th Street, Suite 120
Phoenix, AZ 85018

Item 2(a).	Name of Person Filing:
Gotham Green Partners, LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:
1437 4th Street, Suite 200
Santa Monica, CA 90401

Item 2(c).	Citizenship:
Delaware

Item 2(d).	Title of Class of Securities: Class A Subordinate Voting Shares

Item 2(e).	CUSIP Number: 35086B108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2020, the Reporting Person beneficially owned warrants to purchase an aggregate of 196,888 Class B Proportionate Voting shares of the Issuer (the “Class B Shares”), which Class B Shares underlying the warrants are convertible into an aggregate of 15,751,040 Class A Subordinate Voting Shares of the Issuer (the “Class A Shares”). Each Class B Share is convertible into 80 Class A Shares.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which the person has: See Row 9 of cover page for each Reporting Person.

	(i)	Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.

	(ii)	Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.

	(iii)	Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.

	(iv)	Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Identification and Classification of Members of the Group

Not applicable.

Item 8.	Notice of Dissolution of a Group

Not applicable.

Item 9.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOTHAM GREEN PARTNERS, LLC

By	/s/ Jason Adler
Printed Name: Jason Adler
Title: Managing Member
Dated: May 26, 2022